Filed by Global Crossing Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Global Crossing Limited

Commission File No.: 001-16201

Global Crossing Receives Request for Second Review in

Connection with Proposed Acquisition by Level 3

FOR IMMEDIATE RELEASE: TUESDAY, JULY 12, 2011

Florham Park, N.J. — Global Crossing Limited (“Global Crossing”) (NASDAQ: GLBC) announced today that it and Level 3 Communications, Inc. (“Level 3”) (NASDAQ: LVLT) have received from the U.S. Department of Justice a request for additional information (commonly referred to as a “second request”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to Level 3’s previously-announced acquisition of Global Crossing. Global Crossing intends to respond to the second request appropriately.

Global Crossing continues to expect that the transaction will close on the previously announced schedule.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) is a leading global IP, Ethernet, data center and video solutions provider with the world’s first integrated global IP-based network. The company offers a full range of data, voice, collaboration, broadcast and media services delivered with superior customer service.

Global Crossing provides services to enterprises (including approximately 40 percent of the Fortune 500); government departments and agencies; and 700 carriers, mobile operators and ISPs. It delivers converged IP services to more than 700 cities in more than 70 countries, and has 17 world-class data centers in major business centers around the globe.

Please visit www.globalcrossing.com for more information about Global Crossing.

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Website Access to Company Information

Global Crossing maintains a corporate website at www.globalcrossing.com, and you can find additional information about the company through the Investors pages on that website at http://investors.globalcrossing.com. Global Crossing utilizes its website as a channel of distribution of important information about the company. Global Crossing routinely posts financial and other important information regarding the company and its business, financial condition and operations on the Investors web pages.

Visitors to the Investors web pages can view and print copies of Global Crossing’s SEC filings, including periodic and current reports on Forms 10-K, 10-Q, 8-K, and in respect of GCUK’s Forms

20-F and 6-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of the standing committees of Global Crossing’s Board of Directors, its Corporate Governance Guidelines, Ethics Policy, press releases and analysts presentations are all available through the Investors web pages.

Please note that the information contained on any of Global Crossing’s websites is not incorporated by reference in, or considered to be a part of, any document unless expressly incorporated by reference therein.

IMPORTANT INFORMATION FOR INVESTORS

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed amalgamation involving Level 3 Communications, Inc. (“Level 3”) and Global Crossing Limited (“Global Crossing”) announced on April 11, 2011 has been submitted to the stockholders of Level 3 and the stockholders of Global Crossing for their consideration. Level 3 and Global Crossing have filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Level 3 and Global Crossing that also constitutes a prospectus of Level 3, and may in the future file with the SEC other relevant documents concerning the proposed transaction. Level 3 and Global Crossing have each provided the final joint proxy statement/prospectus to its respective stockholders. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they contain and will contain important information about Level 3, Global Crossing and the proposed transaction. Investors and security holders may obtain a copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and Global Crossing, free of charge at the SEC’s Web Site at http://www.sec.gov. In addition, the joint proxy statement/prospectus, the SEC filings that are or will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed or to be filed with the SEC by Level 3 may be obtained free of charge by directing such request to: Investor Relations, Level 3, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 or from Level 3’s Investor Relations page on its corporate website at http://www.Level3.com and the joint proxy statement/prospectus, the SEC filings that are or will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed or to be filed with the SEC by Global Crossing may be obtained free of charge by directing such request to: Global Crossing by telephone at (800) 836-0342 or by submitting a request by e-mail to glbc@globalcrossing.com or a written request to the Secretary, Wessex House, 45 Reid Street, Hamilton HM12 Bermuda or from Global Crossing’s Investor Relations page on its corporate website at http://www.globalcrossing.com.

Level 3, Global Crossing and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction from the stockholders of Level 3 and from the stockholders of Global Crossing, respectively. Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A for Level 3’s 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2011 and information about the directors and executive officers of Global Crossing is set forth in the proxy statement on Schedule 14A for Global Crossing’s 2011 Annual General Meeting of Shareholders, which was filed with the SEC on April 29, 2011. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction.

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This press release contains statements about expected future events and financial results that are forward looking and subject to risks and uncertainties that could cause the actual results to differ materially, including: the failure to occur of any condition to the closing of the acquisition of Global Crossing by Level 3 and uncertainties as to the timing of the closing; the failure to achieve or any delay in achieving expected synergies and other financial benefits from the acquisition; changes in Global Crossing’s risk profile resulting from the acquisition; limitations on Global

Crossing’s financial and operational flexibility that arise under the covenants in the amalgamation agreement that could restrict it from taking advantage of opportunities to strategically enhance its business or improve its capital structure; delays or reductions in purchases from Global Crossing by customers because of their perceived uncertainty about its ability to meet their needs after closing of the acquisition; disruptions in Global Crossing’s business due to current and prospective employees experiencing uncertainty about their future roles with the company and the diversion of their time and attention from ongoing business operations; Global Crossing’s history of substantial operating losses and the fact that, in the near term, funds from operations will not satisfy cash requirements; the availability of future borrowings in an amount sufficient to pay Global Crossing’s indebtedness and to fund its other liquidity needs; legal and contractual restrictions on the inter-company transfer of funds by Global Crossing’s subsidiaries; Global Crossing’s ability to continue to connect its network to incumbent carriers’ networks or maintain Internet peering arrangements on favorable terms; the consequences of any inadvertent violation of Global Crossing’s Network Security Agreement with the U.S. Government; increased competition and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; political, legal and other risks due to Global Crossing’s substantial international operations; risks associated with movements in foreign currency exchange rates; risks related to restrictions on the conversion of the Venezuelan bolivar into U.S. dollars and to the resultant buildup of a material excess bolivar cash balance, which is carried on Global Crossing’s books at the official exchange rate, attributing to the bolivar a value that is significantly greater than the value that would prevail on an open market; potential weaknesses in internal controls of acquired businesses, and difficulties in integrating internal controls of those businesses with Global Crossing’s own internal controls; exposure to contingent liabilities; and other risks referenced from time to time in Global Crossing’s filings with the Securities and Exchange Commission. Global Crossing undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contacts

Michael Schneider

+ 1 973 937 0146

Michael.Schneider@globalcrossing.com

Analysts/Investors Contact

Mark Gottlieb

+ 1 800 836 0342

glbc@globalcrossing.com

IR/PR1